SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated July 23, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: July 23, 2001    Mr. Gerry A. Racicot
                            President

                     [Letterhead of Eiger Technology Inc.]

                        EIGER ACQUISITION STRATEGY UPDATE
                                  July 23, 2001

Toronto, ON - July 23, 2001 - In the past two weeks, Eiger Technology Inc. (Eiger) announced that it signed an agreement to acquire 100% of Kitchener-Waterloo based Onlinetel, a company involved in providing Voice over Internet Protocol (VoIP) services to residential and commercial clients. Basically, Onlinetel can take a voice call from any cell or landline phone and route that call, phone-to-phone, over the Internet. Eiger began talking with Onlinetel last year after they had developed their VoIP technology and we watched them launch their service in a test market defined by the greater Toronto area (905 area code). In that market, Onlinetel achieved over 13% market share, with over 100,000 residential household customers and over 15,000 commercial customers. Their software handled over 15 million phone calls and 140 million minutes of traffic in a four-month period, evidencing both market acceptance and technological integrity of Onlinetel's business.

The acquisition of Onlinetel fits with Eiger's growth through acquisition strategy. Eiger is focused on acquiring companies that are poised to capitalize on the development of the Internet, and the inevitable convergence of that network with existing voice networks. Eiger believes this trend will lead to a growth in Internet and voice enabled consumer electronic devices, and communication services such as VoIP that allow people and devices to communicate over this network, and that manages various components of traffic over this network.

With this view in mind, our 'Eiger Net' subsidiary is focused on manufacturing communication based computer peripherals such as modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices that will enable consumer electronic devices to plug into existing voice and data networks and the inevitable converged voice/data network. Similarly, Onlinetel is positioned to manage the voice component of this network, i.e., to take voice information from these consumer electronic devices, covert it to digital IP packets and intelligently route and manage that information over data networks, driving significant savings to residential and commercial customers.

In addition, Eiger is focused on acquiring companies that can have a synergy with existing Eiger companies and that move us towards total integration of R&D, manufacturing and distribution of internet-enabled products and services. For example, as Onlinetel builds its services across North America, Eiger Net has the manufacturing/communication card technology to produce some componentry for Onlinetel's hardware (Onlinetel Gateway). In addition, Onlinetel's technology can add voice capability to Eiger Net's DSL modem and, with this voice capability, Onlinetel could also possibly become a distribution channel for Eiger Net's DSL modem.

Also noted by Eiger Technology, Inc. is that Mr. Morden C. Lazarus has resigned as a director of the Company.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Web site at www.eigertechnology.com.


                                      -30-

For More Information, Please Contact:
Roland P.Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.